SECURI 15026375 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52955

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCOE Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2725 NW 24th Ave.
(No. and Street)

Camas (City) WA (State) 98607 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Callahan (785) 309-2534
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Kranse, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Callahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCOE Capital Advisors, LLC, as of March 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JODY SANCHEZ
State of Kansas
My Appt. Exp. 9-9-2017

Steve Callahan
Signature

Treasurer
Title

Jody Sanchez
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCOE CAPITAL ADVISORS, LLC

Camas, Washington

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended March 31, 2015

KCOE CAPITAL ADVISORS, LLC

TABLE OF CONTENTS
As of and for the Year Ended March 31, 2015

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
KCOE Capital Advisors, LLC
Camas, Washington

We have audited the accompanying statement of financial condition of KCOE Capital Advisors, LLC as of March 31, 2015, and the related statements of operations, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of KCOE Capital Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCOE Capital Advisors, LLC as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in page 8 has been subjected to audit procedures performed in conjunction with the audit of KCOE Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of KCOE Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
May 15, 2015

KCOE CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
As of March 31, 2015

ASSETS

CASH	$ 223,909
COMMISSION AND FEES RECEIVABLE	26,800
RELATED PARTY RECEIVABLE	3,956
DEPOSIT	2,042
TOTAL ASSETS	$ 256,707

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 15,326
UNEARNED REVENUE	10,416
FORGIVABLE NOTE PAYABLE	30,520
TOTAL LIABILITIES	56,262
MEMBER'S EQUITY	200,445
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 256,707

See accompanying notes to financial statements.

KCOE CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS
For the Year Ended March 31, 2015

REVENUES	
Investment Banking	$ 484,083
Trading Commissions	373,402
Total Revenues	857,485
OPERATING EXPENSES	182,658
Operating Income	674,827
OTHER INCOME	30,980
NET INCOME	$ 705,807

See accompanying notes to financial statements.

KCOE CAPITAL ADVISORS, LLC

STATEMENT OF MEMBER'S EQUITY
For the Year Ended March 31, 2015

BALANCE, March 31, 2014	122,139
Distributions to member	(627,501)
2015 net income	705,807
BALANCE, March 31, 2015	$ 200,445

See accompanying notes to financial statements.

KCOE CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 705,807
Adjustments to reconcile net income to net cash flows from operating activities:	
Forgiveness of forgivable note payable	(30,519)
Changes in operating assets and liabilities:	
Commission and fees receivable	20,200
Related party receivable	(469)
Deposit	(879)
Accounts payable and accrued expenses	1,813
Unearned revenue	(27,084)
Net Cash Flows from Operating Activities	668,869
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(627,501)
Net Cash Flows from Financing Activities	(627,501)
Net Change in Cash	41,368
CASH - Beginning of Year	182,541
CASH - END OF YEAR	$ 223,909

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

KCOE Capital Advisors, LLC (the Company) was organized as a limited liability company in Kansas on March 28, 2000. The Company became a registered broker dealer under the Securities Exchange Act of 1934 on March 20, 2001 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is a wholly-owned subsidiary of Kennedy and Coe Wealth Management, LLC (Kennedy and Coe Wealth Management).

Cash

The Company maintains its cash in financial institutions. Balances, at times, may exceed federally insured limits.

Commissions Receivable

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary by management as of March 31, 2015.

Revenue Recognition and Related Expenses

Commission income and expenses are recorded on a trade-date basis. Commission income from merger and acquisition transactions is recognized at the time of closing.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for the years before 2011. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Forgivable Note Payable

On October 14, 2011, the Company entered into a forgivable note payable with Securities America Financial Corporation (SAFC) for $122,078. The note is collateralized by future commissions and other compensation due to the Company from SAFC and certain of its affiliates. A portion of the principal of the note was forgiven on October 14, 2014 and is included in other income on the statement of operations. To date, $91,558 has been forgiven by SAFC. The remaining principal of the note will be forgiven as of October 14, 2015, provided the Company and its affiliates KC Investment Advisors, LLC and KC Insurance Agency, LLC, meet revenue targets and other terms as set forth in the promissory note. Interest on the outstanding principal is imputed by the Company and calculated at the mid-term IRS Applicable Rate (1.46% as of March 31, 2015). The imputed interest was $1,513 as of March 31, 2015, and is part of accounts payable and accrued expenses on the statement of financial condition.

NOTE 3 - Related Party Transactions

The Company has an affiliate agreement with KCoe Isom, LLP (formerly known as Kennedy and Coe, LLC), the parent of Kennedy and Coe Wealth Management, to pay $3,800 per month to lease office space, furnishings and equipment and to pay an hourly rate for the use of KCoe Isom, LLP employees for accounting and marketing services.

Shared expenses were $142,890 for the year ended March 31, 2015. The balance due to KCoe Isom, LLP is $2,676 as of March 31, 2015, and is included in accounts payable and accrued expenses on the statement of financial condition. The Company will pay the following expenses directly: audit and legal fees, bank charges, and federal and state registration fees. The balance due from Kennedy and Coe Wealth Management was $3,956 as of March 31, 2015, and is due on demand and non-interest bearing.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of March 31, 2015, the Company had net capital of $194,447 which was $189,447 in excess of its required net capital of $5,000. The Company's net capital ratio was .29 to 1 as of March 31, 2015.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's March 31, 2015 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 5 - Subsequent Events

The Company has evaluated subsequent events occurring through May 15, 2015, which is the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

KCOE CAPITAL ADVISORS, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2015

COMPUTATION OF NET CAPITAL

Total member's equity	$ 200,445
Non-allowable assets:	
Related party receivable	3,956
Deposit	2,042
Total non-allowable assets	5,998
Net capital before haircuts on securities positions	194,447
Haircuts on securities positions	-
Net capital	$ 194,447

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 56,262

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Net capital less 120% of minimum requirement	$ 188,447
Excess net capital	$ 189,447
Ratio: Aggregate indebtedness to net capital	.29 to 1

KCOE CAPITAL ADVISORS, LLC

Camas, Washington

Agreed Upon Procedures

Including Form SIPC-7

As of and for the Year Ended March 31, 2015

BAKER TILLY

Candor. Insight. Results.

KCOE CAPITAL ADVISORS, LLC
Camas, Washington

Agreed Upon Procedures

Including Form SIPC-7

As of and for the Year Ended March 31, 2015

KCOE CAPITAL ADVISORS, LLC

Table of Contents

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors and Member
KCOE Capital Advisors, LLC
Camas, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2015, which were agreed to by KCOE Capital Advisors, LLC (the "Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). KCOE Capital Advisors, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences.

2. Compared the amounts reflected in the audited Form X-17A-5 for the year ended March 31, 2015 with amounts reported in the Form SIPC-7 for the year ended March 31, 2015 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties, and is not intended to be and should not be used by anyone other than the specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
May 15, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 03/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

KCOE CAPITAL ADVISORS LLC
2725 NW 24TH AVE
CAMAS, WA 98607

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

STEVE CALLAHAN

2. A. General Assessment (item 2e from page 2) $ 2,221

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,574)
10/09/2014
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 647

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 647

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 647

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KCOE CAPITAL ADVISORS, LLC
(Name of Corporation, Partnership or other organization)

Steve Callahan
(Authorized Signature)

Dated the 15TH day of MAY, 20 15.

TREASURER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 04/01/2014
and ending 03/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$888,465
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$888,465
2e. General Assessment @ .0025	$2,221
	(to page 1, line 2.A.)

an independent member of
BAKER TILLY
INTERNATIONAL

KCOE CAPITAL ADVISORS, LLC

Camas, Washington

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

For the Period June 1, 2014 through March 31, 2015

BAKER TILLY

Candor. Insight. Results.

KCOE CAPITAL ADVISORS, LLC
Camas, Washington

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

For the Period June 1, 2014 through March 31, 2015

KCOE CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
KCOE Capital Advisors, LLC
Camas, Washington

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) KCOE Capital Advisors, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which KCOE Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) KCOE Capital Advisors, LLC stated that KCOE Capital Advisors, LLC met the identified exemption provisions throughout the period June 1, 2014 through March 31, 2015, without exception. KCOE Capital Advisors, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KCOE Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
May 15, 2015

K·COE
CAPITAL

May 4, 2015

Securities and Exchange Commission
100F Street NE
Washington, DC 20549

To Whom It May Concern:

KCOE Capital Advisors, LLC claims exemption from SEA Rule 15c-3 under paragraph (k)(2)(i) for the period from June 1, 2014, through March 31, 2015 because we do not hold customer funds or safe keep securities. Paragraph (k)(2)(i) states: "The provisions of this section shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)"." KCOE Capital Advisors, LLC has met the identified exemption provisions above throughout this period without exception.

Regards,

Steve Callahan

Steve Callahan
Treasurer